Adamas Ventures, Inc.

Room 1403, No. 408 Jie Fang Zhong Road

Guangzhou, Guangdong, PR China, 510030

Phone: 86-2028-8808

Fax: 86-8333-2588

Email: adamasventuresinc@gmail.com

September 19, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Tiffany Posil, James Lopez,

Suying Li, Rufus Decker, John Reynolds

Re:	Request for acceleration of the Registration Statement on Form S-1 of Adamas Ventures, Inc.

Filed March 12, 2014 (and subsequently amended May 6, 2014, July 11, 2014, August 28, 2014 and September 12, 2014.)

File No. 333-194492

Ladies and Gentlemen:

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Post-Effective Form S-1 Registration Statement of Adamas Ventures, Inc. be declared effective on Thursday, September 25, 2014 at 4:00PM EST or on such earlier or later time and date as the Commission acting pursuant to this Section 8(a) shall determine.

Adamas Ventures, Inc. acknowledges that

• should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert this action as defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Jinshan Dai

Jinshan Dai

Chief Executive Officer

Chief Financial Officer

Cc: Jill Arlene Robbins, Attorney at Law

jillarelene@jarepa.com